Williams Creek Explorations Limited
1202-1022 Nelson Street, Vancouver, BC, Canada V6C 4S7
Tel: 604-662-4480 Fax: 604-685-0553
Contact: James E. McInnes, President

ber 5, 2006
SX-V

REEK AND NEWGOLD COMPLETE JOINT DRILL PROGRAM AT THE AFTON GOLD PROJECT, B.C.

Williams Creek Explorations Ltd. ("the Company") is pleased to announce it has completed a joint diamond drilling program with New Gold Inc. ("New Gold") along the western boundary of the company's 100% owned crown grants and New Gold's claim holdings in the past-producing Afton mine area, British Columbia. The program was designed to test the depth extent of a geophysical anomaly identified by a survey carried out in 2005. The joint program consisted of three drill holes (holes DH-2006-02,03 and 04), for a total of 2,446.55 meters of drilling. Hole DH-2006-03 due to bad ground conditions was lost prior to reaching the target depth. In addition to the joint program, the company drilled two additional holes, holes DH-2006-01 and 05 for a total of 1,602.26 meters on its wholly owned property. The drilling commenced in March, 2006 and was completed in early June. The following table summarized the results of analyses carried out on core collected from this drilling program.

Hole	From	To	Interval (m)	Au (grams/tonne)	Cu (%)
DH-2006-1	192.38	194.96	2.58	0.10	0.140
DH-2006-1	447.40	450.17	2.77	0.09	0.090
DH-2006-2	86.25	96.81	10.56	0.05	0.030
DH-2006-2	107.60	141.12	33.52	0.17	0.060
including:	119.55	124.93	5.38	0.40	0.100
	131.75	134.5	2.75	0.40	0.070
DH-2006-2	364.64	371.2	6.56	0.06	0.110
DH-2006-2	407.78	425.26	17.48	0.11	0.050
DH-2006-2	558.45	560.90	2.45	0.08	0.210
DH-2006-3	112.06	114.90	2.84	0.22	0.130
DH-2006-3	116.25	120.35	4.10	0.84	0.200
including:	119.00	120.35	1.35	2.41	0.446
DH-2006-3	200.10	202.89	2.79	0.12	0.180
DH-2006-3	507.65	515.98	8.33	0.19	0.140
DH-2006-3	528.05	530.81	2.76	0.23	0.100
DH-2006-3	707.73	717.43	9.70	0.09	0.100
DH-2006-4	119.55	126.10	6.55	0.42	0.140
DH-2006-4	156.46	160.42	3.96	0.14	0.110
DH-2006-4	187.10	193.70	6.60	0.07	0.110
DH-2006-4	536.31	537.71	1.40	0.24	0.290
DH-2006-4	642.28	643.67	1.39	0.24	0.119
DH-2006-4	829.10	838.63	9.53	0.11	0.190
including:	829.10	830.34	1.24	0.38	0.545
DH-2006-5	480.85	485.09	4.24	0.11	0.260
DH-2006-5	709.74	713.85	4.11	0.08	0.220

The highest gold assays were 1.35m with 2.41 g/t Au (DH-2006-3; 119.0-120.35m), 1.31m with 1.175 g/t Au (DH-2006-3; 317.80-319.11m) and 1.02m with 0.870 g/t Au (DH-2006-

4; 691.75-692.77m). The highest copper analyses were 1.24 m with 0.545% Cu (DH-2006-4; 829.10-830.34m), 1.35m with 0.446% Cu (DH-2006-3; 119.0-120.35m) and 1.40m with 0.439% Cu (DH-2006-5; 712.45-713.85m). The highest silver analyses were 1.49m reporting 38.3 g/t Ag (DH-2006-2; 320.51-322.0m), 1.93m with 24.8 g/t Ag (DH-2006-2; 510.91-512.84m) and 1.40 m with 20.1 g/t Ag (DH-2006-2; 330.34-331.74m).

A preliminary compilation suggests that copper mineralization, with or without accompanying gold, is not restricted to the conductivity anomalies, occurring above, within or below them.

The Afton copper-gold mine, formally owned and operated by major company, is located 10 kilometers west of Kamloops, B.C. and produced low grade copper and gold from 1978 to 1987. The mineral rights underlying the Afton mine are now owned by New Gold Inc. ("New Gold") who, recognizing the potential for high-grade copper gold mineralization amenable to underground mining, has outlined an independently calculated Measured and Indicated Resource of 68.7 Million Tonnes grading 1.08% copper and 0.85 g/t gold (at a cut-off grade of 0.7% copper equivalent) underneath, and to the west of, the Afton pit. The Company's crown grants are located within the area controlled by New Gold and immediately south of the Afton pit and north of the smaller Pothook pit.

The 2005 joint geophysical work program conducted by the company and New Gold consisted of a natural audio frequency magnetotellurics ("NSAMT") survey. This type of survey is a high resolution electromagnetic sounding technique that utilizes magnetotelluric signals that are produced naturally by electrical currents that exist within the earth. This technique allows for the resolution of geologic features to greater depths than other geophysical techniques, often over two kilometers depth. The work program identified a strong conductivity anomaly underneath the company's property that has been traced onto New Gold's property. This anomaly, which has been traced to 700 meters beneath the surface, is interpreted to represent concentrations of sulphide minerals in the subsurface. At the adjacent New Gold property the New Afton mineralization consists of sulphide-rich copper gold mineralisation.

The company is reviewing the results of this program in order to better understand their significance in anticipation of further drilling next year.

The samples described in this news release were shipped to ALS Chemex Laboratories of North Vancouver, and Acme Analytical Laboratories of Vancouver for analysis. A quality control program which included the insertion of standards, blanks and field duplicates was implemented and all work was being carried out under the supervision of K.V. Campbell, Ph.D., P.Geo., a qualified person under the meaning of National instrument 43-101.

ON BEHALF OF THE BOARD OF DIRECTORS

"Vin Campbell"

K.V. Campbell, Ph.D. P.Geo.
Director